Exhibit 99.1

SECOND AMENDMENT TO LOAN AND SECURITY AGREEMENT

THIS SECOND AMENDMENT TO LOAN AND SECURITY AGREEMENT (this “Amendment”) is entered into as of April 30, 2023, by and among OXFORD FINANCE LLC, a Delaware limited liability company with an office located at 115 South Union Street, Suite 300, Alexandria, VA 22314 (“Oxford”), as collateral agent (in such capacity, “Collateral Agent”), the Lenders listed on Schedule 1.1 thereof or otherwise a party thereto from time to time (each a “Lender” and collectively, the “Lenders”), CENTOGENE N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands and with offices located at Am Strande 7, 18055 Rostock, Germany and registered with the Chamber of Commerce (Kamer van Koophandel) under number 72822872 (“Parent”), CENTOGENE GMBH, a company with limited liability (Gesellschaft mit beschränkter Haftung) incorporated under the laws of Germany with offices located at Am Strande 7, 18055 Rostock, Germany, and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Rostock under HRB 14967 (“Centogene Germany”), CENTOSAFE B.V., a private limited liability company (besloten vennootschap) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands and with offices located at Am Strande 7, 18055 Rostock, Germany and registered with the Chamber of Commerce (Kamer van Koophandel) under number 80366120 (“Centosafe”) and CENTOGENE US, LLC, a Delaware limited liability company with offices located at 99 Erie Street, Cambridge, MA 02139 (together with Parent, Centogene Germany and Centosafe, individually and collectively, jointly and severally, “Borrower”).

A.                  Collateral Agent, Borrower and Lenders have entered into that certain Loan and Security Agreement dated as of January 31, 2022, as amended by that certain First Amendment to Loan and Security Agreement dated as of July 28, 2022 (as further amended, supplemented or otherwise modified from time to time, the “Loan Agreement”) pursuant to which Lenders have provided to Borrower certain loans in accordance with the terms and conditions thereof;

B.                  Borrower has requested that Collateral Agent and the Required Lenders modify certain provisions of the Loan Agreement; and

C.                  Collateral Agent and the Required Lenders have agreed to amend certain provisions of the Loan Agreement, subject to, and in accordance with, the terms and conditions set forth herein, and in reliance upon the representations and warranties set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the promises, covenants and agreements contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Borrower, the Required Lenders and Collateral Agent hereby agree as follows:

1.	Definitions. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Loan Agreement.

2.	Amendments to Loan Agreement.

2.1                Permitted Prepayment of Term Loans. Section 2(d) of the Loan Agreement is amended and restated as follows:

“(d)	Permitted Prepayment of Term Loans.

(i)                  Borrower shall have the option to prepay all, but not less than all, of the Term Loans advanced by the Lenders under this Agreement, provided Borrower (i) provides written notice to Collateral Agent of its election to prepay the Term Loans at least fifteen (15) days prior to such prepayment (or such shorter period as the Collateral Agent may consent to in its reasonable discretion), and (ii) pays to the Lenders on the date of such prepayment, payable to each Lender in accordance with its respective Pro Rata Share, an amount equal to the sum of (A) all outstanding principal of the Term Loans plus accrued and unpaid interest thereon through the prepayment date, (B) the Final

Payment, (C) the Prepayment Fee, plus (D) all other Obligations that are due and payable, including Lenders’ Expenses and interest at the Default Rate with respect to any past due amounts. Any notice of prepayment provided under this Section 2.2(d)(i) may state that it is conditioned upon the occurrence or non-occurrence of any event specified therein (including the effectiveness of other credit facilities), in which case such notice may be revoked or extended by Borrower (by written notice to Collateral Agent on or prior to the specified prepayment date) if such condition is not satisfied.

(ii)                  Notwithstanding anything herein to the contrary, upon the earlier of (A) the date that is five (5) Business Days after Borrower has entered into the definitive documents for the Proposed Transaction (such definitive documents to be subject to review and approval by Collateral Agent and the Required Lenders) and (B) the date that is five (5) Business Days after Borrower has received any cash proceeds from the closing of a business development or financing transaction entered into by Borrower after the Second Amendment Effective Date, Borrower shall prepay a portion of the Terms Loans, payable to each Lender in accordance with its Pro Rata Share, in an amount (such amount, the “Paydown Amount”) equal to the sum of (1) Five Million Dollars ($5,000,000.00) of outstanding principal of such Term Loans, plus all accrued by unpaid interest thereon through the prepayment date, (2) the applicable portion of the Final Payment due in connection with the Term Loans being prepaid, (3) all other Obligations that are then due and payable, including Lenders’ Expenses and interest at the Default Rate with respect to any past due amounts, (4) the applicable portion of the Prepayment Fee due in connection with the Term Loans being prepaid, and (5) the applicable portion of any fee that would have otherwise been due pursuant to Section 2.2(d)(i). For the purposes of clarity, any partial prepayment shall be applied pro-rata to all outstanding amounts under each Term Loan, and shall be applied pro-rata within each Term Loan tranche to reduce amortization payments under Section 2.2(b) on a pro-rata basis. Until the Paydown Amount has been paid, Borrower shall provide Collateral Agent with written notice of the closing of any business development or financing transaction within one (1) Business Day after entering into such transaction.”

2.2                Audited Financial Statements. Section 6.2(a)(ii) of ther Loan Agreement is amended and restated as follows:

“(ii) as soon as available, but no later than the earlier of (A) one hundred twenty (120) days after the last day of Parent’s fiscal year (other than Parent’s fiscal year ended December 31, 2022, which will be one hundred fifty (150) days after December 31, 2022) or (B) within five (5) days of filing with the Securities and Exchange Commission, audited consolidated financial statements prepared under IFRS, consistently applied, together with an unqualified opinion on the financial statements from an independent certified public accounting firm acceptable to Collateral Agent in its reasonable discretion;”.

2.3                Operating Accounts. Section 6.6 of the Loan Agreement is amended by inserting the following new Section 6.6(d):

“(d) At all times from and after the Second Amendment Effective Date, Borrower shall have on deposit unrestricted cash in an aggregate amount of not less than Nine Million One Hundred Thousand Euros (€9,100,000.00) in Collateral Accounts which are subject to a Control Agreement or other appropriate instrument under applicable law in favor of Collateral Agent to perfect Collateral Agent’s Lien in such Collateral Accounts in accordance with the terms hereunder and provide Collateral Agent with the ability to assert control with respect thereto.”

2.4               Event of Default (Delisting). Section 8.13 of the Loan Agreement is amended and restated as follows:

“Delisting. The shares of common stock of Parent are delisted from NASDAQ Capital Market because of failure to comply with the continued listing standards thereof or due to a voluntary delising which results in such shares not being listed on any other nationally recognized stock exchange in the United States having listing standards at least as restrictive as NASDAQ Capital Market.”

2.5                Definitions. The following terms and their respective definitions are added to Section 13.1 of the Loan Agreeement in appropriate alphabetical order as follows:

“Paydown Amount” is defined in Section 2.2(d)(ii).

“Proposed Transaction” means, collectively, the proposed transactions identified in those certain summary term sheets dated on or about March 21, 2023 provided by Borrower to Collateral Agent by e-mail on April 24, 2023.

“Second Amendment Effective Date” means April 30, 2023.

2.6                Form of Compliance Certificate. The form of Compliance Certificate attached as Exhibit C to the Loan Agreement is amended and restated with the form of Compliance Certificate attached to this Amendment as Exhibit A.

3.	Limitation of Amendment.

3.1                The amendments set forth in Section 2 above are effective for the purposes set forth herein and shall be limited precisely as written and shall not be deemed to (a) be a consent to any amendment, waiver or modification of any other term or condition of any Loan Document, or (b) otherwise prejudice any right, remedy or obligation which Lenders or Borrower may now have or may have in the future under or in connection with any Loan Document, as amended hereby.

3.2                This Amendment shall be construed in connection with and as part of the Loan Documents and all terms, conditions, representations, warranties, covenants and agreements set forth in the Loan Documents are hereby ratified and confirmed and shall remain in full force and effect.

4.           Representations and Warranties. To induce Collateral Agent and the Required Lenders to enter into this Amendment, Borrower hereby represents and warrants to Collateral Agent and the Required Lenders as follows:

4.1                Immediately after giving effect to this Amendment (a) the representations and warranties contained in the Loan Documents are true, accurate and complete in all material respects as of the date hereof (except to the extent such representations and warranties relate to an earlier date, in which case they are true and correct in all material respects as of such date) and (b) no Event of Default has occurred and is continuing;

4.2                Borrower has the power and due authority to execute and deliver this Amendment and to perform its obligations under the Loan Agreement, as amended by this Amendment;

4.3                The organizational documents of Borrower delivered to Collateral Agent on the Effective Date, and updated pursuant to subsequent deliveries by or on behalf of the Borrower to the Collateral Agent, remain true, accurate and complete and have not been amended, supplemented or restated and are and continue to be in full force and effect;

4.4                The execution and delivery by Borrower of this Amendment and the performance by Borrower of its obligations under the Loan Agreement, as amended by this Amendment, do not contravene (i) any material law or regulation binding on or affecting Borrower, (ii) any material contractual restriction with a Person binding on Borrower, (iii) any order, judgment or decree of any court or other governmental or public body or authority, or subdivision thereof, binding on Borrower, or (iv) the organizational documents of Borrower;

4.5                The execution and delivery by Borrower of this Amendment and the performance by Borrower of its obligations under the Loan Agreement, as amended by this Amendment, do not require any order, consent, approval, license, authorization or validation of, or filing, recording or registration with, or exemption by any governmental or public body or authority, or subdivision thereof, binding on Borrower, except as already has been obtained or made;

4.6                This Amendment has been duly executed and delivered by Borrower and is the binding obligation of Borrower, enforceable against Borrower in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium or other similar laws of general application and equitable principles relating to or affecting creditors’ rights.

5.           Loan Document. Borrower, Lenders and Collateral Agent agree that this Amendment shall be a Loan Document. Except as expressly set forth herein, the Loan Agreement and the other Loan Documents shall continue in full force and effect without alteration or amendment. This Amendment and the Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements.

6.	Release by Borrower.

6.1                FOR GOOD AND VALUABLE CONSIDERATION, Borrower hereby forever relieves, releases, and discharges Collateral Agent and each Lender and their respective present or former employees, officers, directors, agents, representatives, attorneys, and each of them, from any and all claims, debts, liabilities, demands, obligations, promises, acts, agreements, costs and expenses, actions and causes of action, of every type, kind, nature, description or character whatsoever, whether known or unknown, suspected or unsuspected, absolute or contingent, arising out of or in any manner whatsoever connected with or related to facts, circumstances, issues, controversies or claims existing or arising from the beginning of time through and including the date of execution of this Amendment solely to the extent such claims arise out of or are in any manner whatsoever connected with or related to the Loan Documents, the Recitals hereto, any instruments, agreements or documents executed in connection with any of the foregoing or the origination, negotiation, administration, servicing and/or enforcement of any of the foregoing (collectively “Released Claims”).

6.2                By entering into this release, Borrower recognizes that no facts or representations are ever absolutely certain and it may hereafter discover facts in addition to or different from those which it presently knows or believes to be true, but that it is the intention of Borrower hereby to fully, finally and forever settle and release all matters, disputes and differences, known or unknown, suspected or unsuspected in relation to the Released Claims; accordingly, if Borrower should subsequently discover that any fact that it relied upon in entering into this release was untrue, or that any understanding of the facts was incorrect, Borrower shall not be entitled to set aside this release by reason thereof, regardless of any claim of mistake of fact or law or any other circumstances whatsoever. Borrower acknowledges that it is not relying upon and has not relied upon any representation or statement made by Collateral Agent or Lenders with respect to the facts underlying this release or with regard to any of such party’s rights or asserted rights.

6.3                This release may be pleaded as a full and complete defense and/or as a cross-complaint or counterclaim against any action, suit, or other proceeding that may be instituted, prosecuted or attempted in breach of this release. Borrower acknowledges that the release contained herein constitutes a material inducement to Collateral Agent and the Lenders to enter into this Amendment, and that Collateral Agent and the Lenders would not have done so but for Collateral Agent’s and the Lenders’ expectation that such release is valid and enforceable in all events.

  7.           Effectiveness. This Amendment shall be deemed effective as of the date hereof upon the due execution of this Amendment by the parties thereto.

8.	Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument. Delivery by electronic transmission (e.g. “.pdf”) of an executed counterpart of this Amendment shall be effective as a manually executed counterpart signature thereof.

9.	Governing Law. This Amendment and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of New York.

[Balance of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to Loan and Security Agreement to be executed as of the date first set forth above.

BORROWER:

CENTOGENE N.V.

By: /s/ Kim Stratton
Name: Kim Stratton
Title: CEO CENTOGENE GMBH By: /s/ Miguel Coego Name: Miguel Coego Title: CFO/Managing Director (Geschäftsführer) By: /s/ Michael Priebe

Name: Michael Priebe

Title: VP Finance (Prokurist)

CENTOSAFE B.V.

By: /s/ Miguel Coego

Name: Miguel Coego

Title: CFO/ Managing Director

CENTOGENE US, LLC

By: /s/ Debashree Ganguly

Name: Debashree Ganguly

Title: Head of HR

COLLATERAL AGENT:

OXFORD FINANCE LLC

By: /s/ Colette Featherly
Name: Colette H. Featherly
Title: Senior Vice President

LENDERS:

OXFORD FINANCE FUNDING I LLC

By: /s/ Colette Featherly

Name: Colette H. Featherly

Title: Secretary

OXFORD FINANCE FUNDING XIII LLC

By: /s/ Colette Featherly

Name: Colette H. Featherly

Title: Secretary

OXFORD FINANCE FUNDING 2020-1 LLC

By: /s/ Colette Featherly

Name: Colette H. Featherly

Title: Secretary

OXFORD FINANCE FUNDING XII LLC

By: /s/ Colette Featherly

Name: Colette H. Featherly

Title: Secretary

OXFORD FINANCE CREDIT FUND II LP

By: Oxford Finance Advisors, LLC, its manager

By: /s/ Colette Featherly

Name: Colette H. Featherly

Title: Senior Vice President

OXFORD FINANCE CREDIT FUND III LP

By: Oxford Finance Advisors, LLC, its manager

By: /s/ Colette Featherly

Name: Colette H. Featherly

Title: Senior Vice President

[Signature Page to Second Amendment to Loan and Security Agreement]